

Mail Stop: 3561

February 21, 2018

<u>Via E-Mail</u>
Mr. Robb Giammatteo
Chief Financial Officer
Ascena Retail Group, Inc.
933 MacArthur Boulevard,
Mahwah, New Jersey 07430

> **Re: Ascena Retail Group, Inc.**
> **Form 10-K for the Fiscal Year Ended July 29, 2017**
> **Filed September 25, 2017**
> **Form 8-K**
> **Filed September 25, 2017**
> **File No. 000-11736**

Dear Mr. Giammatteo:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K Filed September 25, 2017
Exhibit 99.1
Note 2. Reconciliation of Non-GAAP Financial Measures, footnote (a), page 13

1.   You state that your non-GAAP adjustments include the impact of non-cash expenses associated with the purchase accounting adjustments of ANN's assets and liabilities to fair market value such as adjustments to depreciation and amortization related to the write-up of ANN's customer relationships and property and equipment and other purchase accounting adjustments. Please tell us how you determined that these adjustments are appropriate when they appear to result in individually tailored expense recognition methods. Refer to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joanna Lam at (202) 551-3476 or me at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Joel Parker

Joel Parker
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining